FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 9 May, 2011

EXHIBIT INDEX
  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 9 May, 2011

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange Announcement dated 1 April 2011 entitled ‘Director/PDMR Shareholding’

Exhibit 2:	Stock Exchange Announcement dated 27 April 2011 entitled ‘Director/PDMR Shareholding’

Exhibit 3:	Stock Exchange Announcement dated 28 April 2011 entitled ‘Director/PDMR Shareholding’

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 31 March 2011 of the following transaction which took place on 31 March 2011:

 Mr H Manwani (PDMR) - sale of 7,850 Unilever PLC Ordinary 3 1/9 pence shares at a price of 1892p per share.

 The above transaction was carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 1 April 2011

Exhibit 2:

Please note that in our earlier announcement released on 16 March 2011 (RNS number 0518D entitled 'Director/PDMR Shareholding'), the stated number of Purchased Shares (8,760 shares) and Matching shares (8,760 shares) awarded to Mr J Zijderveld (PDMR) under the Unilever Management Co-Investment Plan was incorrect.  The correct number of Purchased Shares awarded was 8,145 and the correct number of Matching shares awarded was also 8,145.

These two amendments are identified with an asterisk.  All other details remain unchanged.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 15 March 2011 that on 14 March 2011 the following awards were granted to Directors and PDMRs:

 Unilever Bonus Share Matching Scheme

 The following number of shares were purchased as part of the individual's annual bonus at 1835p per Unilever PLC Ordinary share of 3 1/9p each, and the following number of matching shares were awarded pursuant to the Unilever Share Matching Scheme:

	Purchased Shares	Matching Shares
Mr R J-M S Huët (Director)	5,047	5,047

Mr P G J M Polman (Director)	9,932	9,932

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan

The following number of shares were purchased as part of the individual's investment shares at 1835p per Unilever PLC Ordinary share of 3 1/9p each, and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Purchased Shares	Matching Shares
Mr D A Baillie (PDMR)	8,489	8,489

Professor G Berger (PDMR)	5,128	5,128

Mr D Lewis (PDMR)	6,189	6,189

Mr H Manwani (PDMR)	10,120	10,120

Mr P-L Sigismondi (PDMR)	5,182	5,182

Mr K F Weed (PDMR)	7,169	7,169

Mr J Zijderveld (PDMR)	8,145*	8,145*

The above transactions were carried out in the UK.

The following number of shares were purchased as part of the individual's investment shares at US$29.67 per Unilever PLC American Depositary Receipt (PLC ADR) each representing 1 Ordinary 3 1/9 pence share, and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Purchased Shares	Matching Shares
Mr M B Polk (PDMR)	12,015	12,015

The above transactions were carried out in the USA.

 Unilever Global Share Incentive Plan 2007

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D A Baillie (PDMR)	18,005

Professor G Berger (PDMR)	15,113

Mr R J-M S Huët (Director)	32,665

Mr D Lewis (PDMR)	12,819

Mr H Manwani (PDMR)	15,518

Mr P G J M Polman (Director)	47,173

Mr P-L Sigismondi (PDMR)	16,024

Mr K F Weed (PDMR)	12,819

Mr J Zijderveld (PDMR)	10,150

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever North America 2002 Omnibus Equity Plan:

Mr M B Polk (PDMR)	46,722

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

 27 April 2011

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 28 April 2011 of the following transactions which took place on 28 April 2011:

Mr K Weed (PDMR)

-     sold 2,700 Unilever PLC Ordinary 3 1/9 pence shares at a price of £19.45 per share.

Mrs K Weed (a connected person to Mr K Weed)

-     sold 2,520 Unilever PLC Ordinary 3 1/9 pence shares at a price of £19.28 per share.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

28 April 2011

Safe Harbour

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.